[GRAPHIC OMITTED] Acergy

                                                               seabed-to-surface

                    ACERGY S.A. CONFERENCE CALL NOTIFICATION
              FOURTH QUARTER AND FULL YEAR ENDED NOVEMBER 30, 2006

London, England - January 31, 2007 - Acergy S.A. (NASDAQ NM: ACGY; Oslo Stock
Exchange: ACY) will release its fourth quarter and full year results on Wednesday February 14, 2007. A conference call will be held to discuss the earnings and review business operations on Wednesday February 14, 2007 at 3:00pm UK Time (10.00 am EST*)

PARTICIPATING IN THE CONFERENCE CALL WILL BE:

     o   Tom Ehret - Chief Executive Officer
     o   Stuart Jackson - Chief Financial Officer

FROM 12 NOON UK TIME THE FOLLOWING INFORMATION WILL BE AVAILABLE ON THE ACERGY
WEBSITE:
http://www.acergy-group.com:

     o   A copy of the fourth quarter and full year 2006 results press release
     o   A copy of the presentation to be reviewed on the earnings call

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CONFERENCE CALL INFORMATION                             REPLAY FACILITY DETAILS
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Lines will open 30 minutes prior to conference call.    This  facility  is  available  from 6pm UK Time (1pm  EST*)
                                                        Wednesday  February 14, 2007 until 12 midnight UK Time (7pm
Date:       Wednesday February 14, 2007                 EST*) Tuesday February 20, 2007.
Time:       3.00pm UK Time (10 am EST*)

Conference Dial In Numbers:                             Conference Replay Dial In Numbers:
-------------------------------                         ----------------------------------
UK Toll Free          :   0800 073 8965                 UK Toll Free               :  0800 953 1533
USA Toll Free         :   + 1 866 869 2352              USA Toll Free              :  + 1 866 247 4222
France                :   + 33 (0) 1 70 70 07 85        France                     :  + 33 (0) 1 76 70 02 44
Norway                :   + 47 21 56 32 56              Norway Toll Free           :  0800 165 34
Italy                 :   + 39 023 600 7812             Netherlands Toll Free      :  0800 023 4610
Netherlands           :   + 31 (0) 20 7133 453          Germany Toll Free          :  0800 101 3104
Germany               :   + 49 (0) 69 222 220 477
                                                        International Dial In      :  + 44 (0) 1452 550 000
International Dial In :   + 44 (0) 1452 560 210
                                                        Passcode                   :  7303856#
CONFERENCE ID :  7303856

*EST = Eastern Standard Time
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Alternatively a live webcast and a playback facility will be available on the
Company's website www.acergy-group.com

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Acergy S.A. is a seabed-to-surface engineering and construction contractor for the offshore oil and gas industry worldwide. We plan, design and deliver complex, integrated projects in harsh and challenging environments. We operate internationally as one group - globally aware and locally sensitive, sharing our expertise and experience to create innovative solutions. We are more than solution providers, we are solution partners - ready to make long-term investments in our people, assets, know-how and relationships in support of our clients.
********************************************************************************

CONTACTS:

Julian Thomson
Acergy S.A.
UK +44 1932 773767 or +44 1932 773764
US +1 877 603 0267 (toll free)
julian.thomson@acergy-group.com

If you no longer wish to receive our press releases please contact: kelly.good@acergy-group.com